# BELLA RIO CONSULTING, INC.



# ANNUAL REPORT

400 Riverside Rd

Belvidere, IL 61008

(847) 533-2639

https://www.rocknvodkas.com/

This Annual Report is Dated April 30, 2025

**Business**

Company Overview

BELLA RIO CONSULTING, INC. DBA ROCK'N Vodka owns ROCK'N Vodka, which is both the brand name and the main product. The product is a sugarcane vodka that is imported and distilled to Rush Creek Distilling in Harvard, Illinois. The vodka is then filtered, bottled, packaged, stored, and shipped at Rush Creek.

Business Model

ROCK'N Vodka partners with distributors and sells the product to retailers in various markets including The United States, Canada, France, Germany, Belgium, Denmark, Austria, and The Netherlands. The Company works with various distributors or on its own to sell the product to retailers, bars, and restaurants in each market. Every independent and chain retailer, bar, and restaurant within those markets is the brand's target base. The Company partners with other brands for special promotions, advertising, and product placement. The Company has signed a joint venture agreement with Kennay Farms Distilling to sell its brand.

The Company also markets the product so that it can be sold to end consumers once in retailers, bars, and restaurants. The end consumers targeted are any legally-aged alcohol drinkers and people who are interested in the brand.

The Company also sells the product of ROCK'N Vodka directly to consumers on its websites and social media platforms in partnership with companies that hold a license to ship to individual states. The states not available to ship direct to consumers are South Dakota, Iowa, North Carolina, Utah, and Delaware. Merchandise including shirts, tin tackers, and other items are also sold through the website and social media stores.

Corporate Structure

BELLA RIO CONSULTING, INC. DBA ROCK'N Vodka (or the "Company") is an Illinois domestic corporation that was incorporated on June 29, 2015, originally as an S-Corporation before converting to a C-Corporation.

**Previous Offerings**

Name: Preferred Series B

Type of security sold: Equity

Final amount sold: $990,352.00

Number of Securities Sold: 274,055

Use of proceeds: Brand growth.

Date: April 30, 2024

Offering exemption relied upon: Regulation CF

Name: Preferred Series B

Type of security sold: Equity

Final amount sold: $1,048,768.34

Number of Securities Sold: 364,654

Use of proceeds: Brand growth.

Date: December 09, 2022

Offering exemption relied upon: Regulation CF


Name: Preferred Series B

Type of security sold: Equity

Final amount sold: $17,964.00

Number of Securities Sold: 8,982

Use of proceeds: Brand growth.

Date: December 09, 2022

Offering exemption relied upon: Section 4(a)(2)

**Regulatory Information**

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION**

**Operating Results - 2024 Compared to 2022**

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023=4 compared to year ended December 31, 2022.

Revenue for fiscal year 2024 was $500,966. Revenue for fiscal year 2023 was $244,575.

The increase in revenue in 2024 was the result of the company focusing on building the brand's customer base within established markets, as well as introducing new revenue streams, such as commissions from working with other brands and monetization revenue earned from social media.

Cost of goods sold in 2024 was $347,872. Cost of goods sold in 2023 was $166,510. Both years' costs of goods sold are associated with distillery expenses. Quantities of liquid spirit, bottles, packaging, neckers and other inventory items purchased and stored increased, thus causing the per unit cost of an item to decrease. Cost of Goods Sold increased due to increased production of finished goods.

Gross Profit was $153,094 in 2024. Gross profit was $78,065 in 2023.  Profit increased due to a steady influx of sales from new and established markets, as well as the introduction of new revenue streams which had comparatively much higher profit margins compared to previously existing revenue streams in prior years.

Operating expenses consisted mostly of wages for officers and employees, along with major expenses in advertising and promotions, insurance expenses, merchandise, payroll tax expenses, travel, and professional fees for legal and accounting. Operating expenses decreased as the company was able to reduce its staff while maintaining equal to greater results in executed projects and sales. Company management also reduced their payroll to allow for greater fund allocation to additional projects and assets.

Historical results and cash flows:

Advertising, promotions, and professional fees were among the most cash-flow-intensive expenses in the previous two fiscal years outside of wages for officers and employees. Insurance and travel are other major categories for expense. All of these expenses will remain major expenses for the company as they allow aggressive brand awareness, merchandise to be sent, promotions to happen across all markets, and the officers and employees to focus on developing the brand daily.

In 2023 and 2024, capital was gained through the sale of company equity. It will continue to be funded through the sales of various products and services, but will also be funded through capital gains by selling more equity.

**Liquidity and Capital Resources**

At December 31, 2024, the Company had cash of $24,264. *[The Company intends to raise additional funds through an equity financing.]*

**Debt**

The company had a short-term debt of $39,740 in a credit card balance at the end of 2024. The company began leveraging credit cards in 2023 to pay for expenses so that it could accumulate points and save on future expenses. The debt has since been paid.

## DRECTORS, OFFICERS AND SIGNIFICANT EMPLOYEES

Name: Andrew Roiniotis

Andrew Roiniotis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President and Director

Dates of Service: June, 2015 - Present

Responsibilities: Make day-to-day decisions for the company and interact with partners on behalf of the company. Andy works 50+ hours per week. Andy currently receives a salary of $50,000.

Other business experience in the past three years:

Employer: Downtown Rockford Restaurant LLC

Title: Owner

Dates of Service: June, 2012 - January, 2021

Responsibilities: Oversee business operations.

Other business experience in the past three years:

Employer: West Lane Restaurant LLC

Title: Owner

Dates of Service: October, 2013 - January, 2021

Responsibilities: Oversee business operations.

Other business experience in the past three years:

Employer: Northtown Restaurant LLC

Title: Owner

Dates of Service: September, 2017 - January, 2021

Responsibilities: Oversee business operations.

Other business experience in the past three years:

Employer: TR Restaurant Group Inc

Title: Director

Dates of Service: October, 2012 - April, 2023

Responsibilities: Run day-to-day operations of the restaurant.


Name: Isabelle Roiniotis

Isabelle Roiniotis's current primary role is with Holy Family Catholic Church. Isabelle Roiniotis currently services 25 hours per week in her role with the Issuer.

Positions and offices currently held with the issuer:

Position: President and Director

Dates of Service: June, 2015 - Present

Responsibilities: Assist in any responsibilities needed. Isabelle does not currently receive a salary or any wages. Isabelle plans on working 30+ hours per week if the position becomes full-time, with an annual salary of $75,000. Isabelle currently works 10 hours per week for the role.

Other business experience in the past three years:

Employer: Holy Family Catholic Church

Title: Assistant Director of Evangelization

Dates of Service: January, 2022 - Present

Responsibilities: Integrate the private school families with the church by planning events throughout the year. Isabelle currently works up to 25 hours per week for this role.

Name: Dionisios Trakas

Dionisios Trakas does not current have a primary role.

Positions and offices currently held with the issuer:

Position: Secretary and Director

Dates of Service: December, 2019 - Present

Responsibilities: Assist in any responsibilities needed. Dionisios currently receives a salary of $24,000.

Other business experience in the past three years:

Employer: Downtown Rockford Restaurant LLC

Title: Owner

Dates of Service: June, 2012 - January, 2021

Responsibilities: Oversee business operations.

Other business experience in the past three years:

Employer: West Lane Restaurant LLC

Title: Owner

Dates of Service: October, 2013 - January, 2021

Responsibilities: Oversee business operations.

Other business experience in the past three years:

Employer: Northtown Restaurant LLC

Title: Owner

Dates of Service: September, 2017 - January, 2021

Responsibilities: Oversee business operations.

Other business experience in the past three years:

Employer: TR Restaurant Group Inc

Title: Owner

Dates of Service: July, 2005 - April, 2023

Responsibilities: Run day-to-day business operations.


Name: Karen Nielsen

Karen does not have a primary role. Karen Nielsen currently services 0 hours per week in her role with the Issuer.

Positions and offices currently held with the issuer:

Position: Officer

Dates of Service: March, 2022 - Present

Responsibilities: Make decisions on behalf of the Karen R. Nielsen Trust and acts as a proxy for Rick Nielsen.

Name: Jandell Kurt Manguerra

Jandell Kurt Manguerra's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Executive Administrator

Dates of Service: July, 2021 - Present

Responsibilities: Handles and assists in all aspects of the company. Jandell currently works 40+ hours per week for the company and receives a $60,000 annual salary.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Andrew Roiniotis

Amount and nature of Beneficial ownership: 3,000,000

Percent of class: 25.0

Title of class: Common Stock

Stockholder Name: Isabelle Roiniotis

Amount and nature of Beneficial ownership: 3,000,000

Percent of class: 25.0

Title of class: Common Stock

Stockholder Name: Dionisios Trakas

Amount and nature of Beneficial ownership: 6,000,000

Percent of class: 50.0

## RELATED PARTY TRANSACTIONS

The Company leased business premises from the Vice Presidents's holding company. The terms of the lease call for monthly payments and the Company recognized $3,600 in expenses in 2024.

## OUR SECURITIES

The company has authorized Common Stock, Preferred Series A, and Preferred Series B. As part of the Regulation Crowdfunding raise, the Company will be offering up to 713,342 of Preferred Series B.

Common Stock

The amount of security authorized is 12,000,000 with a total of 12,000,000 outstanding. Voting

Rights

Voting rights: Common Bella Rio shareholders will have full and exclusive voting rights under the Illinois Business Corporations Act of 1983, as amended from time to time, the Bella Rio By-Laws, as amended from time to time, and Illinois law. The Common shares will have no par value.

Material Rights

The transfer and sale of all Common shares remain subject to, restricted by and limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof.

Preferred Series A

The amount of security authorized is 6,000,000 with a total of 6,000,000 outstanding.

Voting Rights

There are no voting rights associated with Preferred Series A.

Material Rights

Preferred Series A Bella Rio shareholders shall have no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. The Preferred Series A shares will have no par value.

The transfer and sale of all Preferred Series A shares are not subject to, restricted by or limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof.

Preferred Series A shares cannot be sold, transferred, gifted or assigned for a period of twelve months from the date of issuance unless otherwise authorized by unanimous vote of the Bella Rio Board of Directors. The foregoing language is not intended to alter or change the heirship or beneficiary terms of the Karen R. Nielsen Trust dated February 14, 2012.

All heirs, successors and assigns of Preferred Series A shareholders are subject to the terms and conditions set forth above.

Preferred Series B

The amount of security authorized is 2,000,000 with a total of 1,286,658 outstanding.

Voting Rights

There are no voting rights associated with Preferred Series B.

Material Rights

Preferred Series B Bella Rio shareholders shall have no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. The Preferred Series B shares will have no par value.

The transfer and sale of all Preferred Series B shares are not subject to, restricted by or limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof.

Preferred Series B shares of Bella Rio may be purchased, sold and transferred without restriction or limitation except with regard to terms and conditions set forth by StartEngine for Bella Rio Preferred Series B shares sold pursuant to any written agreement between Bella Rio and StartEngine.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Risk Factors**

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Series B shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Preferred Series B purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Preferred Series B in the amount of up to $2,953,235.88 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company may need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it may have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The Preferred Series B shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease or reduce operations and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new or current products will fail to gain market acceptance for any number of reasons. If the new or current products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers relative to established companies in the same industry, and gross revenue earned only in the low hundred thousands or less in any completed fiscal year since its conception. If you are investing in this company, it's because you think that ROCK'N Vodka is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, the Company has turned a profit on its individual products, but there is no assurance that the Company will ever be able to turn a net profit at the end of any future fiscal year.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a business that uses the internet, we may be vulnerable to hackers who may access the data of our investors and the issuer companies and individuals that utilize our platforms. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the technologies the Company uses could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Governing Law

Bella Rio Consulting, Inc. dba ROCK'N Vodka operates in a complex industry, which is subject to various governing bodies, including state, federal, and international laws. Bella Rio Consulting, Inc. must operate within these governing bodies' rules and regulations. Any changes to the rules and regulations may affect the operations of the business.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)     to the Company;

(2)     to an accredited investor;

(3)     as part of an offering registered with the SEC; or

(4)     to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES
Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 24, 2023.

BELLA RIO CONSULTING, INC

By

Name: Andrew Roiniotis

Title: Vice President

Exhibit A

**FINANCIAL STATEMENTS**

# BELLA RIO CONSULTING, INC. DBA ROCK'N VODKA

## AUDITED FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2024 AND 2023

*(Expressed in United States Dollars)*

**INDEX TO FINANCIAL STATEMENTS**



**INDEPENDENT AUDITORS' REPORT**

To the Board of Directors
Bella Rio Consulting, Inc. DBA. ROCK'N Vodka
Belvidere, Illinois

**Opinion**

We have audited the financial statements of Bella Rio Consulting, Inc. DBA. ROCK'N Vodka (the "Company,"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

**Basis for Opinion**

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.


*SetApart Accountancy Corp.*

April 30, 2025
Los Angeles, California

**BELLA RIO CONSULTING INC. DBA ROCK'N VODKA**

**BALANCE SHEETS**

**FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023**

| As of December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 24,264 | $ | 170,465 |
| Inventory | | 157,600 | | - |
| Accounts receivable | | 27,158 | | - |
| **Total current assets** | | **209,022** | | **170,465** |
| | | | | |
| Property and equipment, net | | 2,738 | | 3,581 |
| **Total assets** | $ | **211,760** | $ | **174,046** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Credit card | | 39,740 | | 29,351 |
| Accounts payable | | 18,360 | | - |
| **Total current liabilities** | | **58,100** | | **29,351** |
| | | | | |
| **Total liabilities** | $ | **58,100** | $ | **29,351** |
| | | | | |
| **STOCKHOLDERS' EQUITY** | | | | |
| Common Stock, $0 par, 12,000,000 shares authorized, 12,000,000 shares issued and outstanding as of December 31, 2024 and 2023 | | - | | - |
| Preferred Stock Series A, $0 par, 6,000,000 shares authorized, 6,000,000 shares issued and outstanding as of December 31, 2024 and 2023 | | - | | - |
| Preferred Stock Series B, $0 par, 2,000,000 shares authorized, 1,307,506 and 1,103,622 shares issued and outstanding as of December 31, 2024 and 2023 | | - | | - |
| Additional Paid In Capital | | 2,043,163 | | 1,342,360 |
| Retained earnings/(Accumulated Deficit) | | (1,889,503) | | (1,197,665) |
| | | | | |
| **Total stockholders' equity** | | **153,660** | | **144,695** |
| | | | | |
| **Total liabilities and stockholder' equity** | $ | **211,760** | $ | **174,046** |

*See accompanying notes to financial statements.*

# BELLA RIO CONSULTING INC. DBA ROCK'N VODKA
## STATEMENTS OF OPERATIONS
## FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

| For Fiscal Year Ended December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net revenue | $ | 500,966 | $ | 244,575 |
| Cost of goods sold | | 347,872 | | 166,510 |
| Gross profit | | 153,094 | | 78,065 |
| | | | | |
| Operating expenses | | | | |
| General and administrative | | 742,473 | | 829,759 |
| Sales and marketing | | 105,857 | | 45,902 |
| Total operating expenses | | 848,330 | | 875,661 |
| | | | | |
| Operating income/(loss) | | (695,236) | | (797,596) |
| | | | | |
| Interest expense | | - | | - |
| Other income/(loss) | | 3,398 | | 2,374 |
| Income/(Loss) before provision for income taxes | | (691,838) | | (795,222) |
| Benefit/(Provision) for income taxes | | - | | - |
| | | | | |
| **Net income/(Net Loss)** | $ | (691,838) | $ | (795,222) |

*See accompanying notes to financial statements.*

# BELLA RIO CONSULTING INC. DBA ROCK'N VODKA
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
### FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

| (USD $ in Dollars, except per share data) | Common Stock Shares | Common Stock Amount | Preferred Stock Series A Shares | Preferred Stock Series A Amount | Preferred Stock Series B Shares | Preferred Stock Series B Amount | Additional Paid In Capital | Retained earnings/ (Accumulated Deficit) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|---|
| Balance—December 31, 2022 | 12,000,000 | $ - | 6,000,000 | $ - | 364,654 | $ - | $ 794,686 | $ (402,443) | $ 392,243 |
| Issuance of Preferred Stock, net of offering costs | - | - | - | - | 738,968 | - | 547,674 | - | 547,674 |
| Net income/(loss) | - | - | - | - | - | - | - | (795,222) | (795,222) |
| Balance—December 31, 2023 | 12,000,000 | $ - | 6,000,000 | $ - | 1,103,622 | $ - | $ 1,342,360 | $ (1,197,665) | $ 144,695 |
| Issuance of Preferred Stock, net of offering costs | - | - | - | - | 203,974 | - | 700,803 | - | 700,803 |
| Prior year adjustment | - | - | - | - | - | - | - | - | - |
| Net income/(loss) | - | - | - | - | - | - | - | (691,838) | (691,838) |
| Balance—December 31, 2024 | 12,000,000 | $ - | 6,000,000 | $ - | 1,307,596 | $ - | $ 2,043,163 | $ (1,889,503) | $ 153,660 |

*See accompanying notes to financial statements.*

**BELLA RIO CONSULTING INC. DBA ROCK'N VODKA**

**STATEMENTS OF CASH FLOWS**

**FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023**

| As of December 31, | 2024 | 2023 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net income/(loss) | $ (691,838) $ | (795,222) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | |
| Depreciation and amortization | 843 | 185 |
| Changes in operating assets and liabilities: | | |
| Account receivable | (27,158) | 23,191 |
| Inventory | (157,600) | - |
| Credit card | 10,389 | 29,351 |
| Accounts payable | 18,360 | - |
| Other current liabilities | - | (48) |
| **Net cash provided/(used) by operating activities** | **(847,004)** | **(742,543)** |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of property and equipment | - | - |
| **Net cash used in investing activities** | **-** | **-** |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Capital contributions | 700,803 | 547,674 |
| Closing of accumulated adjustment account | - | - |
| Borrowing on shareholder loans | - | - |
| **Net cash provided/(used) by financing activities** | **700,803** | **547,674** |
| | | |
| Change in cash | (146,201) | (194,869) |
| Cash—beginning of year | 170,465 | 365,334 |
| **Cash—end of year** | **$ 24,264 $** | **170,465** |

*See accompanying notes to financial statements.*

## 1.    NATURE OF OPERATIONS

Bella Rio Consulting Inc. DBA. ROCK'N Vodka was incorporated on June 29, 2015 in the state of Illinois.  The financial statements of Bella Rio Consulting Inc. DBA. ROCK'N Vodka (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  The Company's headquarters are located in Belvidere, Illinois.

ROCK'N Vodka is an award-winning, 100% sugarcane vodka with Rock & Roll Hall of Fame legend Rick Nielsen of Cheap Trick as a co-owner. They are partnered with some of the most iconic brands in the world, including Hard Rock, NASCAR, Arachnid, and more. Their products are gluten-free, non-GMO, organic, and made with no sugar added after the distilling process. They are distributed in multiple state-wide territories and provinces including Washington, California, Illinois, Texas, Georgia, Florida, British Columbia, and Alberta. ROCK'N Vodka is sold to restaurants, bars, and retail stores in every distribution area, and is available to be shipped through e-commerce by ReserveBar and Great American Craft Spirits.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Presentation**

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash & Cash Equivalents**

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of both December 31, 2024 and December 31, 2023 the Company's cash & cash equivalents did not exceed FDIC insured limits.

**Concentration of Credit Risk**

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

**BELLA RIO CONSULTING INC. DBA ROCK'N VODKA**
NOTES TO FINANCIAL STATEMENTS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

### Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2024 and 2023 the Company determined that no reserve was necessary.

### Inventory

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined using an average method.

### Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets.

Estimated useful lives for property and equipment are as follows:

| Category | Useful Life |
| --- | --- |
| Equipment | 5-7 years |

### Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

### Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of its vodka products.

**Cost of sales**

Costs of goods sold include the cost of goods sold, ingredients, packaging, and supplies.

**Income Taxes**

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023 amounted to $105,857 and $45,902, which is included in sales and marketing expenses.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1* — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2* — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3* — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 30, 2025, which is the date the financial statements were available to be issued.

## 3.    INVENTORY

The inventory consists of the following items:

| As of Year Ended December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| Finished goods | $ | 122,638 | $ | - |
| Packaging | | 34,962 | | - |
| **Total inventory** | $ | **157,600** | $ | - |

## 4.    DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable comprise trade payables while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage.

## 5.    PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consists of:

| As of Year Ended December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| Equipment | $ | 5,199 | $ | 5,199 |
| **Property and Equipment, at Cost** | | **5,199** | | **5,199** |
| Accumulated depreciation | | (2,461) | | (1,618) |
| | | | | |
| **Property and Equipment, Net** | $ | **2,738** | $ | **3,581** |

Depreciation expense for property and equipment for years ended December 31, 2024, and 2023 amount to $843 and $185, respectively.

## 6.    CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 12,000,000 shares designated as common stock with no par value and with full and exclusive voting rights. As of both December 31, 2024, and December 31, 2023, 12,000,000 common shares have been issued and outstanding.

**Preferred Stock Series A**

The Company is authorized to issue 6,000,000 shares designated as preferred series A with no par value and no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner.  As of both December 31, 2024, and December 31, 2023, 6,000,000 preferred shares series A have been issued and outstanding, respectively.

**Preferred Stock Series B**

The Company is authorized to issue 2,000,000 shares designated as preferred series B with no par value and no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner.  As of December 31, 2024, and December 31, 2023, 1,307,506 and 1,103,622 preferred shares series B have been issued and outstanding, respectively.

## 7.  RELATED PARTY TRANSACTIONS

The Company leased business premises from the CEO's holding company. The terms of the lease call for monthly payments and the Company recognized $3,600 in expenses in 2024.

## 8.  INCOME TAXES

The provision for income taxes for the year ended December 31, 2024 and December 31, 2023 consists of the following:

| As of Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| Net Operating Loss | $ (211,011) | $ (242,543) |
| Valuation Allowance | 211,011 | 242,543 |
| **Net Provision for income tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023 are as follows:

| As of Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| Net Operating Loss | $ (576,298) | $ (365,288) |
| Valuation Allowance | 576,298 | 365,288 |
| **Total Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,889,503. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

## 9. COMMITMENTS AND CONTINGENCIES

**Operating Leases**

The Company has a short-term lease in place.

Rent expenses were in the amount of $3,600 and $0 as of December 31, 2024 and December 31, 2023, respectively.

**Contingencies**

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in outflow of economic resources.

**Litigation and Claims**

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through April 30, 2025, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

## 11. GOING CONCERN

The Company has a net loss of $691,838, an accumulated deficit of $1,889,503, an operating cash flow loss of $847,004 and liquid assets in cash of $24,464. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.